Maxim Group LLC

405 Lexington Ave

New York, NY 10174

October 17, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immune Pharmaceuticals Inc. Registration Statement on Form S-1 (SEC File No. 333-220413)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, the representative of the several underwriters (the “Representative”), hereby joins in the request of Immune Pharmaceuticals Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on 5:00 p.m. Eastern Time on Wednesday, October 18, 2017, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that during the period from October 2, 2017 to the date of this letter, the preliminary prospectuses in connection with the Registration Statement were distributed approximately as follows:

Copies to underwriters:	1
Copies to prospective dealers:	8
Copies to prospective institutional investors:	65
Copies to prospective retail investors:	249
Total	323

Copies of the preliminary prospectuses were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Maxim Group llc
As Representative

/s/ Clifford A. Teller
By:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking